Dehaier Announces the Results of 2014 Shareholder Annual Meeting

BEIJING, July 30, 2014 - Dehaier Medical Systems Ltd. (NASDAQ: DHRM) (“Dehaier” or the “Company”), an emerging leader in the development, assembly, marketing and sale of medical devices and sleep respiratory products in China, today announced the results of its 2014 annual general meeting of shareholders.

The shareholders of Dehaier have approved all the matters submitted to them at the Company’s 2014 annual general meeting held on 9:00 p.m., Eastern Standard Time, on Monday, July 28, 2014. A total of 3,694,277 shares were represented in person or by proxy at the Company's 2014 annual general meeting, representing a quorum of approximately 65.77% of the Company's outstanding shares. During the meeting, the following resolutions were duly passed:

(i)	Election of two Class I members of the Board of Directors, to serve a term expiring at the Annual Meeting of Shareholders in 2017 or until their successors are duly elected and qualified;
(ii)	Ratification of the appointment of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2014;
(iii)	Approval of the Company’s 2014 Share Incentive Plan; and
(iv)	Transaction of any other business properly coming before the meeting.

Mr. Ping Chen, Dehaier’s CEO and Chairman stated, “On behalf of management, I would like to thank shareholders for their support and confidence in Dehaier. We will continue to focus on enhancing shareholder value as deploying our strategic planning of sleep respiratory business to further diversifying our growth strategies in the future. ”

Dehaier’s 2014 Shareholder Annual Meeting will be available online for a limited time at: http://www.media-server.com/m/p/ypjotr75 .

About Dehaier Medical Systems Ltd.

Dehaier is an emerging leader in the development, assembly, marketing and sale of medical products, including medical devices and sleep respiratory products. The company develops and assembles its self-branded medical devices and sleep respiratory products from third-party components. The company also distributes products designed and manufactured by other companies, including medical devices from IMD (Italy), HEYER (Germany) and Timesco (UK). Dehaier's technology is based on six patents and eleven software copyrights. More information can be found at http://www.dehaier.com.cn

Forward-looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, fulfillment of bids and contracts, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Dehaier Medical Systems Limited
+86 10-5166-0080
Janice Wang wangxq@dehaier.com.cn